UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: First Industrial Realty Trust, Inc.
2.	Name of Person Relying on Exemption: Land & Buildings Investment Management, LLC
3.	Address of Person Relying on Exemption: Soundview Plaza 1266 E Main St., Suite 700R Stamford, Connecticut 06902
4.	Written Materials. The following written materials are attached: Press Release and Letter to Shareholders, dated April 16, 2026.

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Land & Buildings Investment Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings Investment Management, LLC and its affiliates.

PLEASE NOTE: Land & Buildings Investment Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Land & Buildings Responds to First Industrial’s Latest Shareholder Letter Ahead of April 30 Annual Meeting

Believes FR’s Own Letter Reinforces L&B’s Core Thesis: A High-Quality Portfolio Trades at a Persistent Discount Due to Governance Failures

Notes That FR’s Updated TSR Tables Now Include the Activism Premium Generated by L&B’s Campaign, Undermining the Board’s Claims of Organic Outperformance

Highlights That Every Concession FR Has Made Since December 2025 – Buyback, Dividend Increase, New Director, Property Tours – Occurred Only After L&B’s Public Pressure

Calls on Fellow Shareholders to Vote Against the Reelection of Chairman Matt Dominski and Director H. Patrick Hackett, Jr. – the Two Longest-Tenured Directors on the Board – at the Upcoming Annual Meeting

Stamford, CT (April 16, 2026) – Today, Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings,” “L&B,” “us” or “we”), a shareholder of First Industrial Realty Trust, Inc. (NYSE: FR) (“First Industrial,” “FR” or the “Company”), issued a letter to shareholders responding to the Company’s latest shareholder letter dated April 13, 2026 and reiterating why shareholders should vote AGAINST the reelection of Chairman Matt Dominski and Director H. Patrick Hackett, Jr. to the FR Board of Directors (the “Board”) at the upcoming 2026 Annual Meeting of Shareholders (the “Annual Meeting”) on April 30, 2026.

The full text of the letter is below:

Dear fellow First Industrial Shareholders,

Earlier this week, First Industrial issued another shareholder letter urging you to vote “FOR” the Company’s director nominees. We encourage shareholders to look past the glossy production and examine what the letter actually reveals: a Board that continues to take credit for a portfolio transformation while refusing to address the governance failures that have left billions of dollars of shareholder value unrealized.1

FR’s Own Letter Proves Our Case

The most telling aspect of FR’s letter is not what it argues — it is what it inadvertently confirms. In attempting to rebut our thesis, FR’s own letter reinforces the core argument Land & Buildings has advanced since December 2025. The Company touts its “multi-year transformation,” “higher average base rent and NOI per square foot,” “larger average building size,” and “evolution toward modern, higher-quality warehouse assets.” We agree. That is precisely the point.

1 FR SEC filings; L&B’s analysis.

The portfolio is high-quality. The portfolio rivals its closest peers, Prologis (NYSE: PLD) (“PLD”) and EastGroup (NYSE: EGP) (“EGP”). And yet FR continues to trade at a mid-6% implied cap rate on market rents while PLD and EGP trade in the low 5% range.2 Green Street’s applied (private market) cap rates for FR and its closest peers are approximately the same, confirming that the private market recognizes FR’s quality even as the public market does not.

If the Board agrees the portfolio has been transformed, then shareholders deserve an explanation as to why a valuation gap of approximately 100 basis points to FR’s closest peers persists.3 We believe the Board does not address this question in its letter because it has no credible answer. The gap is not a portfolio problem. We continue to believe it is a governance discount.

FR’s Updated TSR Tables: Now With the L&B Activism Premium Baked In

FR’s letter includes two total shareholder return tables: one “unaffected” as of December 3, 2025 (the day before our public presentation) and one “current” as of April 6, 2026. The comparison is revealing.

Between these two measurement dates, FR’s 1-year TSR jumped from 10% to 27%, and its outperformance versus industrial peer averages expanded from 1 percentage point to 8 percentage points. In other words, a majority of FR’s recent relative outperformance occurred after Land & Buildings launched its public campaign. The Board is now citing performance generated by our activism as evidence that no change is needed. The irony should not be lost on shareholders. Even more telling, FR’s own “current” data shows the Company has underperformed the MSCI US REIT Index by 11% over three years and by 6% since February 2024.

Reactive Measures Are Not a Strategy

Since our public campaign began on December 4, 2025, the Company has announced:

•	A $250 million share repurchase authorization that is discretionary and may never be executed;
•	A 12% dividend increase;
•	Appointment of one new director (Frank E. Schmitz), effective June 1, 2026 – after the Annual Meeting vote; and
•	Property tours in Southern California (May 12) and New Jersey (June 4) – the start of the type of investor engagement we have been calling for.

None of these actions would have occurred without our public pressure, in our view. While we welcome them as evidence that shareholder engagement works, they remain half-measures designed to preserve the status quo. A discretionary buyback authorization is not a commitment. A post-vote director appointment is neither genuine board refreshment nor proper corporate governance. And scheduling property tours only after an activist campaign highlights years of inaction, not proactive governance.

The Board’s Characterization of Our Engagement Omits Critical Information

FR’s letter states that Land & Buildings “voluntarily and without discussion or proxy filing withdrew its nomination of Mr. Litt on March 20, 2026.” This characterization omits critical context.

2 Green Street; L&B’s analysis.

3 Green Street; L&B’s analysis.

We withdrew our nomination following FR’s announced appointment of Schmitz post Annual Meeting because we determined that change can be more effectively delivered from outside the boardroom, given this Board’s persistent unwillingness to engage constructively on meaningful governance improvements. During our initial engagement, Chairman Dominski effectively threatened to discontinue all communications with Land & Buildings if we did not agree with their hand-picked appointment of a new director to the Board and immediately withdraw our director nomination. That is not the behavior of a Board interested in genuine dialogue. It is the behavior of a Board interested in control.

Our withdrawal of a single director nomination does not mean our concerns have been addressed. It means we chose a different path to accountability: asking shareholders to vote against the two directors we believe are most responsible for the governance failures at this Company.

ISS Does Not Evaluate Uncontested Elections Under the Same Lens as Proxy Contests

FR’s letter highlights that Institutional Shareholder Services (“ISS”) recommends shareholders vote “FOR” the Company’s director nominees. ISS’ special situations research group, which evaluates contested elections, did not evaluate our recommendation to vote against Mr. Dominski and Mr. Hackett as it was explained to us on April 9, 2026, given our campaign is an exempt solicitation. Had they evaluated our position under the heightened scrutiny for contested elections, we believe that ISS may have recommended against one or more of these directors.

Shareholders should therefore make their own informed judgment and take into full consideration the persistent ~100 basis point cap rate discount to FR’s closest peers and the approximately $2 billion of foregone market capitalization as evidence that this Board does not possess the urgency and conviction to close that gap. We believe the facts are clear: a high-quality portfolio trades at a material discount because the market lacks confidence in this Board’s willingness to take the actions necessary to maximize value.

The $2 Billion Question Remains Unanswered

FR’s letter catalogs the Company’s operating achievements: AFFO growth exceeding its 9% target, leverage maintained below 6.0x, ~97% core market concentration, peer-leading same-store NOI growth, and dividend increases. We do not dispute these operational metrics. What the letter conspicuously fails to address is the fundamental question we have been asking since December: What is the Board’s specific plan to close the persistent valuation discount to its closest peers?

If FR’s portfolio quality truly rivals Prologis and EastGroup, and both the Company and Land & Buildings agree that it does, then we see no justification for a 100+ basis point implied cap rate discount. The Company has failed to provide shareholders with a credible explanation for why this gap exists or disclose a specific plan with milestones and timelines to close it. Instead, the Board asks shareholders to trust that continued execution will eventually be rewarded. Shareholders have been trusting this Board for years. The discount has persisted.

What We Believe the Board Should Do

We reiterate our call for the Board to:

•	Publicly commit to a specific, measurable plan to close the NAV discount with milestones and timelines;
•	Initiate a $500M–$1B asset disposition program with proceeds returned to shareholders;
•	Commit to executing the share repurchase program, not merely authorizing it;
•	Authorize a formal exploration of strategic alternatives if the discount does not narrow within six months; and
•	Replace Mr. Dominski and Mr. Hackett with independent directors who bring fresh perspectives and a genuine commitment to closing the valuation gap.

VOTE AGAINST Dominski and Hackett on April 30

With the Annual Meeting two weeks away, we urge shareholders to send a clear message that the status quo is unacceptable.

•	Mr. Dominski (71 years old, 16-year tenure) has presided over FR’s persistent discount to NAV and its peers, refused to engage constructively with shareholders on meaningful improvements, threatened to cut off communications with Land & Buildings, and simultaneously served as a long-time board member of CBL & Associates, a company that filed for Chapter 11 bankruptcy.[4]
•	Mr. Hackett (74 years old, 16-year tenure) chairs both the Compensation and Investment Committees and oversaw a pay program that awarded CEO Baccile a 25% raise to $8.3 million in 2025 while the stock traded at a persistent discount to NAV and its closest peers.[5]

The Board’s own reactive concessions since December 4, 2025 prove that shareholder pressure works. A strong withhold vote against Dominski and Hackett at the upcoming Annual Meeting will send an unambiguous signal to the remaining Board members and management that shareholders demand not incremental gestures, but a credible, fully committed plan to unlock the full value of this high-quality portfolio.

We strongly believe that with meaningful Board change, FR shares can trade to our estimated NAV of $73 per share, representing over 20% upside from current levels.6 The only thing standing between shareholders and this value is a Board that refuses to act with the urgency the situation demands.

Sincerely,

/s/ Jonathan Litt

Jonathan Litt

Land & Buildings Investment Management, LLC

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4 SEC filings.

5 FR SEC filings.

6 FR SEC filings; Green Street; L&B’s analysis.

THIS COMMUNICATION IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND DOES NOT REQUEST OR SEEK THE POWER TO ACT AS A PROXY FOR ANY SHAREHOLDER. DO NOT SEND US YOUR PROXY CARD. LAND & BUILDINGS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. LAND & BUILDINGS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

Saratoga Proxy Consulting LLC

John Ferguson, (212) 257-1311

jferguson@saratogaproxy.com